ZEN Graphene Solutions Announces Initial Revenue
Generation from Delivery of First ZENGuard Shipment

Guelph, ON - September 23, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, today announces that it has delivered and generated revenue from its first shipment of ZENGuardTM antimicrobial coating to Trebor Rx (Trebor).

This first commercial shipment was enabled by a successful ramp up from bench scale production to pilot scale capacity, which currently exceeds the amount needed for 30 million masks per month. The company also reports that the engineering work on its industrial plant, with an estimated capacity to coat the equivalent of 800 million masks per month, is completed and now in the procurement stage. ZEN expects the build out and commissioning of the plant to be completed during the fourth quarter.

Greg Fenton, ZEN CEO commented: "The achievement of our first commercial sale of ZENGuardTM to our partner Trebor marks the beginning of what we expect to be a very compelling growth story for the prevention pillar of our health care portfolio in the months and years ahead. With Health Canada approval behind us, we are now focused on bringing our industrial production online to meet the global demand we expect for our gold standard anti-microbial face mask."

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.